November 26, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549-3561

Re:	Tavia Acquisition Corp.

Amendment No. 6 to Registration Statement on Form S-1

Filed November 22, 2024

File No. 333-280275

Dear Mr. Holt:

On behalf of Tavia Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance and Office of Real Estate & Construction of the Securities and Exchange Commission (the “Commission”) in the letter dated November 26, 2024, relating to the Company’s Amendments No. 6 to the Registration Statement on Form S-1 (File No. 333-280275). An electronic version of Amendment No. 7 (“Amendment No. 7”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 7, is referred to as the “Amended Registration Statement.”

For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 6 to Registration Statement on Form S-1 filed November 22, 2024 General

1.	We note that Exhibit 4.3, the rights agreement, contains an exclusive forum provision for the rights. Please add disclosure of this provision in the prospectus.

Response: In response to the Staff’s comment, the Company added disclosure regarding an exclusive forum provision for the rights on page 44 of the Amended Registration Statement. In addition, the Company revised Exhibit 4.3 to clarify that the exclusive forum provision does not apply to certain federal actions.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703) 749-1386.

Very truly yours,

GREENBERG TRAURIG, LLP.

By:	/s/ Jason Simon
Jason Simon, Esq.

cc:	Kanat Mynzhanov, Chief Executive Officer, Tavia Acquisition Corp.